U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Golden Sun Health Technology Group Ltd

Registration Statement on Form F-1

File No.: 333-285857

Date: March 21, 2025

Dear Ms. Beukenkamp:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Golden Sun Health Technology Group Ltd (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-1 (File No.: 333-285857) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m. Eastern Daylight Time on March 25, 2025, or as soon as practicable thereafter. The Company hereby authorizes Charles Yongjun Fu of GH Law Firm LLC, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Charles Yongjun Fu at +1 (212) 705-8798 or +1 (917) 608-5229 and that such effectiveness also be confirmed in writing.

Very truly yours,

Golden Sun Health Technology Group Ltd

By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

cc:	Charles Yongjun Fu
GH Law Firm LLC